EXHIBIT 99.1

TenX Protocols, a DeFi Technologies Advisory Client and Venture Investment, Debuts on TSX Venture Exchange as "TNX" Following Successful $30 Million Financing

•	TSX-V Listing of TenX (TNX): TenX Protocols Inc. ("TenX"), a DeFi Technologies advisory client and venture portfolio company, began trading on the TSX Venture Exchange under the ticker "TNX" on December 10, 2025.
•	Over C$33 Million Raised in 2025: TenX's go-public transaction and related financings bring its total capital raised in 2025 to more than $33 million, with participation from leading digital asset investors including Borderless Capital, HIVE Blockchain Technologies, Chorus One, and DeFi Technologies.
•	Stillman Digital Integration: Stillman Digital, DeFi Technologies' trading subsidiary, will provide institutional trade execution and market intelligence to support TenX's staking, validator, and treasury strategies across high-performance Layer 1 networks such as Solana, Sui, and Sei.

TORONTO, Dec. 10, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that TenX Protocols Inc. ("TenX"), one of DeFi Technologies' advisory clients and venture portfolio companies, began trading on the TSX Venture Exchange ("TSX-V") under the ticker symbol TNX today, December 10, 2025. The listing follows the successful completion of a subscription receipt financing that formed part of TenX's go-public transaction and brings total capital raised in 2025 to more than C$33 million.

The financings included participation from leading digital asset investors and institutions, including Borderless Capital, HIVE Blockchain Technologies, Chorus One, and DeFi Technologies.

Stillman Digital, DeFi Technologies' wholly owned trading subsidiary, will work with TenX to provide institutional trade execution services and market intelligence that support efficient treasury deployment across multiple blockchain networks.

"TenX is led by a proven team and is emerging as a leader in blockchain infrastructure. Their TSXV listing is a significant step in their growth," said Andrew Forson, President of DeFi Technologies. "The partnership fits naturally with DeFi's Advisory platform, Stillman Digital's trading infrastructure, and Reflexivity Research's market insights as TenX expands its treasury and staking services across high performance networks."

TenX is focused on generating recurring revenue across high-performance Layer 1 networks including Solana, Sui, and Sei. The company operates institutional-grade staking infrastructure, validator services, and digital asset treasury strategies that give public investors direct exposure to the growth of emerging Web3 ecosystems. The listing expands TenX's access to capital markets and supports its strategy to scale participation across multiple blockchain environments.

TenX is led by industry veterans Mat and Filip Cybula, who previously founded and exited Cryptiv, and by CTO Geoff Byers, a long-time blockchain engineer and former CTO of Tetra Trust. Their experience in custody, infrastructure, and secure systems positions TenX as a strong entrant in the digital asset treasury and staking sector

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of common shares of TenX; the partnership between TenX and Stillman Digital, DeFi Advisory and Reflexivity Research; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 16:15e 10-DEC-25